SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549



                               FORM 11-K

                             ANNUAL REPORT



                   Pursuant to Section 15(d) of the

                   Securities Exchange Act of 1934



             For the fiscal year ended September 30, 1994

                    Commission file number:  1-7911



       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  UK EMPLOYEE SHARE ACCUMULATION PLAN
   James River Fine Papers Limited, Guardbridge, St. Andrews, Fife,
                           Scotland  KY160UU


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  JAMES RIVER CORPORATION OF VIRGINIA
            120 Tredegar Street, Richmond, Virginia  23219

                  JAMES RIVER CORPORATION OF VIRGINIA
                  UK EMPLOYEE SHARE ACCUMULATION PLAN
                     INDEX TO FINANCIAL STATEMENTS



Items 1 and 2.  Financial Statements and Exhibits               Pages

  a. Financial statements:

        Report of independent accountants                           3

        Statements of financial condition
          as of September 30, 1994 and 1993                         4

        Statements of income and changes in plan equity
          for the years ended September 30, 1994, 1993, and 1992    5

        Notes to financial statements                              6-9


        Schedules I, II, and III are omitted because they are not applicable or because substantially all of the information is provided within the financial statements.

  b. Exhibits

        23.    Consent of independent accountants -- filed herewith.

        99(a). UK Employee Share Accumulation Plan (incorporated by reference to Exhibit 4 to James River's UK Employee Share Accumulation Plan Registration Statement on Form S-8 (File No. 33-8516), dated September 5, 1986).

        99(b). Supplemental deed dated February 23, 1988 (incorporated by reference to Exhibit 4(b) to James River's UK Employee Share Accumulation Plan Annual Report on Form 11-K for the year ended September 30, 1988).

        99(c). Supplemental deed dated February 14, 1991 (incorporated by reference to Exhibit 4(c) to James River's UK Employee Share Accumulation Plan Annual Report on Form 11-K for the year ended September 30, 1991).

        99(d). Executive Committee of the Board of Directors of James River
               Corporation of Virginia consent to the adoption of changes to the UK Employee Share Accumulation Plan, dated September 22, 1994 -- filed herewith.


                  REPORT OF INDEPENDENT ACCOUNTANTS


To the Pension Plan Management Committee
James River Corporation of Virginia:

We have audited the accompanying statements of financial condition of the James River Corporation of Virginia UK Employee Share Accumulation Plan (the "Plan") as of September 30, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three fiscal years in the period ended September 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of September 30, 1994 and 1993, and the income and changes in plan equity for each of the three fiscal years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.





                                                 COOPERS & LYBRAND L.L.P.


Richmond, Virginia
December 16, 1994

                  JAMES RIVER CORPORATION OF VIRGINIA
                  UK EMPLOYEE SHARE ACCUMULATION PLAN
                   STATEMENTS OF FINANCIAL CONDITION
                   As of September 30, 1994 and 1993

                                                  1994         1993
ASSETS

Cash                                           $36,382      $34,525

Contributions receivable:
  Employer                                      33,162       31,537
  Employee                                      14,063        8,980

Dividends receivable                             8,548        7,562

Other receivables                                4,838

Investment in Common Stock, at market
  value (historical cost:
  1994 -- $1,475,649
  and 1993 -- $1,440,961)                    1,656,954    1,374,815

    Total assets                            $1,753,947   $1,457,419

LIABILITIES AND PLAN EQUITY

Dividends unclaimed by participants             $9,902       $7,806

Dividends payable to participants                8,548

Other payables                                   8,685        1,930

Plan equity                                  1,726,812    1,447,683

    Total liabilities and plan equity       $1,753,947   $1,457,419






                The accompanying notes are an integral
                   part of the financial statements.

                  JAMES RIVER CORPORATION OF VIRGINIA
                  UK EMPLOYEE SHARE ACCUMULATION PLAN
            STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
        For the Years Ended September 30, 1994, 1993, and 1992

                                        1994        1993        1992

Investment income:
  Cash dividends on Common Stock     $31,393     $30,929     $32,022
  Interest income                        900          47       1,291
    Total investment income           32,293      30,976      33,313

Change in net unrealized
  appreciation
  (depreciation) in fair value
  of investments                     247,451     236,433    (201,919)

Contributions and deposits:
  Deposits by participating
  employees                          129,649     123,742     137,168
  Contributions by employer
    (including reimbursement
    of certain administrative
    costs:
    1994 -- $8,931,
    1993 -- $7,863,
    and 1992 -- $2,481)              139,600     131,926     141,459
    Total contributions and
    deposits                         269,249     255,668     278,627

Withdrawals and expenditures:
  Distributions to participants:
    Shares withdrawn, at cost       (224,579)   (234,737)   (120,260)
    Dividends paid                   (39,058)    (28,817)    (25,331)
    Refund of cash balances              (69)       (104)       (745)
  Administrative costs               (10,286)     (9,471)     (5,149)
    Total withdrawals and
      expenditures                  (273,992)   (273,129)   (151,485)

Foreign currency remeasurement
gain (loss)                            4,128      (8,829)     (5,402)

    Net increase (decrease) in
    plan equity                      279,129     241,119     (46,866)

Plan equity, beginning of year     1,447,683   1,206,564   1,253,430
    Plan equity, end of year      $1,726,812  $1,447,683  $1,206,564



                The accompanying notes are an integral
                   part of the financial statements.

                  JAMES RIVER CORPORATION OF VIRGINIA
                  UK EMPLOYEE SHARE ACCUMULATION PLAN
                     NOTES TO FINANCIAL STATEMENTS

1.    General

  The UK Employee Share Accumulation Plan (the "Plan") was adopted as of October 1, 1986 by the Board of Directors of James River
  Corporation of Virginia ("James River" or the "Company") for the benefit of the employees of certain of its operating subsidiaries located in the United Kingdom ("U.K."). The Plan was established to enable eligible employees of James River Fine Papers Limited, formerly named GB Papers Limited, ("Fine Papers") and its subsidiaries to acquire James River common stock, $.10 par value (the "Common Stock"). The Plan was amended to permit employees of certain other U.K. subsidiaries, including James River Graphics
  Limited ("JR Graphics") and William Sommerville & Son Limited ("Sommerville"), to participate. At the time of their participation, all of these operating subsidiaries were wholly owned by James River.

  On April 29, 1991, James River sold JR Graphics and Smith & McLaurin Limited ("Smith & McLaurin"). Employees of these subsidiaries ceased to be eligible participants as of the disposal date; however, they retain their beneficial interest in their respective shareholdings in the Plan until withdrawn pursuant to the Plan provisions (see Note 2, "Withdrawals").

2.    Summary of Significant Accounting Policies

  Cash

  Substantially all contributions to the Plan are maintained in an interest-bearing account, managed by Settlement Trustees Limited, (the "Trustee") pending their investment in Common Stock. Cash included funds held related to unclaimed dividends of $9,902 and $7,806 as of September 30, 1994 and 1993, respectively.

  Investment Valuation

  The  investment in Common Stock is stated at market value, based  on the  closing price on the New York Stock Exchange Composite Tape  on the last trading day of the period. The market value per share of the Common Stock was $24.25 and $21.125 as of September 30, 1994 and 1993, respectively.

  Security Transactions and Related Investment Income

  Security transactions are accounted for as of the trade date, and dividend income is recorded as of the payment date. The cost of securities sold on behalf of withdrawing participants is determined on a first-in, first-out basis. All cash dividends are remitted to Plan participants net of any U.S. withholding tax and U.K. income tax. The assets of the Plan are held under a Trust Deed dated August 7, 1986 with the Trustee.


  Contributions and Deposits

  Employee contributions to the Plan are made through periodic payroll deductions and are recorded as of the date the contributions are withheld from the employees' compensation. Purchases of whole shares of Common Stock are made quarterly for each participant's account based on such employee's contributions. Residual cash amounts in each participant's account are carried forward to the next quarter.

  Employer  contributions  are made in cash once  each  quarter.   The
  amount of the employer contribution is determined based on the number of shares of Common Stock purchased with employee contributions during the quarter, valued at the current market price of the Common Stock as of the contribution date. Employer contributions are recorded as of the quarterly purchase date. The contribution receivable from the employer reflected on the statements of financial condition represents the employer matching contribution for the fourth quarter of each Plan year.

  Foreign Currency Remeasurement

  The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan (except investments in Common Stock, stated at market value) are remeasured from British pounds sterling to
  U.S. dollars at the applicable year-end exchange rate. The cost of investments in Common Stock and the related change in unrealized appreciation or depreciation are remeasured at applicable historical exchange rates. Investment income, contributions and deposits, and withdrawals and expenditures are remeasured at an average exchange rate for the Plan year. Translation gains and losses on the remeasurement of accounts are included in income.

  Withdrawals

  Generally, after two years in the case of shares purchased with employee contributions and after five years in the case of shares purchased with employer contributions, a participant may withdraw his shares from the Plan with no U.K. income tax consequences to the participant. Earlier withdrawals are permitted in certain circumstances; however, the participant may incur U.K. income taxes on such withdrawals.

  Upon withdrawal, distributions to a participant will be made in whole shares of Common Stock; alternatively, a participant may direct the Trustee to sell his shares and distribute to him the sales proceeds less any commissions and taxes. Realized gains or losses on transfers or sales of Common Stock on behalf of the withdrawing participants are properly excluded from the Plan's statement of income and changes in plan equity. An employee's contributions which have not yet been applied to the purchase of Common Stock will also be refunded to each withdrawing participant upon his termination of employment or in certain other circumstances.

  Administrative Costs

  Substantially all costs of administration and operation of the Plan are borne by the employer either by direct payment of the costs or through contributions to reimburse the Plan for the costs paid by the Plan.

  Reclassifications

  Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

3.    Description of the Plan

  The Plan was established to enable eligible employees of certain James River subsidiaries located in the U.K. to acquire an ownership interest in James River, the ultimate holding company. The Plan is an employees' share plan as defined under Section 743 of the U.K. Companies Act 1985 and has been approved by the U.K. Board of Inland Revenue under Schedule 9 of the U.K. Income and Corporation Taxes Act 1988.

  Participating   employees  may  elect  on  a  six-month   basis   to
  contribute, through periodic payroll deductions, from 1% to 3% of their compensation to be used by the Trustee to purchase shares of Common Stock for their benefit. Employers contribute cash to the Plan which is used to purchase matching shares of Common Stock at a rate of one share for each share of Common Stock purchased with employee contributions.

  Each participant is fully vested in the Common Stock purchased with his individual contributions and in the matching shares of Common Stock purchased with employer contributions at all times. The Common Stock must normally remain in the Trust for a period of two years from the date of purchase. As of September 30, 1994, there were 287 active participants in the Plan. In addition, the Plan held 20,308 shares of Common Stock for the benefit of 892 individuals who have discontinued contributions to the Plan (primarily former Smith & McLaurin and JR Graphics employees).

4.    Contributions to the Plan

  Employee and employer contributions made with respect to participants employed by GB Papers Ltd. and Sommerville, operating subsidiaries of Fine Papers, during the years ended September 30, 1994, 1993, and 1992 were as follows:

                    1994                1993                1992
             Employee  Employer  Employee  Employer  Employee  Employer

GB Papers
Ltd.         $106,222  $114,189  $101,854  $108,837  $113,881  $117,921

Sommerville    23,427    25,411    21,888    23,089    23,287    23,538

             $129,649  $139,600  $123,742  $131,926  $137,168  $141,459



5.   Investment in James River Common Stock

  The unrealized appreciation or depreciation of investments in Common Stock as of September 30, 1994, 1993, and 1992 and the change in such amount during each fiscal year were as follows:

                                                                 Unrealized
                                                               Appreciation
                                Market Value          Cost   (Depreciation)

September 30, 1991                $1,186,837    $1,287,497       $(100,660)
Change during fiscal 1992            (55,891)      146,028        (201,919)

September 30, 1992                 1,130,946     1,433,525        (302,579)
Change during fiscal 1993            243,869         7,436         236,433

September 30, 1993                 1,374,815      1,440,961        (66,146)
Change during fiscal 1994            282,139         34,688        247,451

September 30, 1994                $1,656,954     $1,475,649       $181,305



  The Plan held 68,328 and 65,080 shares of Common Stock on September 30, 1994 and 1993, respectively.


6.  Tax Status

  The Plan is subject to the U.K. Income and Corporation Taxes Act 1988 and has been approved by the U.K. Board of Inland Revenue. Participants are subject to U.K. income tax rules. The only U.S. taxes paid are U.S. withholding taxes on cash dividends; such taxes are withheld in the U.S. by the stock transfer agent prior to the remittance of cash dividends to the Plan.

                              SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                UK EMPLOYEE SHARE ACCUMULATION PLAN




December 22, 1994                      By/s/Michael J.Allan
Date                                     Michael J. Allan, Committee Member


December 19, 1994                      By/s/Joseph L. Fischer
Date                                     Joseph L. Fischer, Committee Member


December 22, 1994                      By/s/Daniel J. Girvan
Date                                     Daniel J. Girvan, Committee Member


December 22, 1994                      By/s/Stephen E. Hare
Date                                     Stephen E. Hare, Committee Member


December 22, 1994                      By/s/Joseph T. Piemont
Date                                     Joseph T. Piemont, Committee Member


December 22, 1994                      By/s/Robert C. Williams
Date                                     Robert C. Williams, Committee Chairman